The Marcus Corporation
Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Fiscal Year Ended
	05/28/2009	05/29/2008	05/31/2007	05/25/2006	05/26/2005
Earnings:
Earnings from continuing operations
before income taxes	$27,366	$33,699	$43,503	$32,887	$31,320
Add: Equity losses from unconsolidated
joint ventures, net	476	411	1,366	1,868	1,090
Add: Fixed charges (below)	18,235	17,945	16,554	16,167	16,753
Add: Amortization of capitalized interest	19	18	18	20	22
Less: Capitalized interest	(127)	(62)	(856)	--	(835)

Total Earnings	$45,969	$52,011	$60,585	$50,942	$48,350

Fixed Charges:
Interest expensed	$13,963	$15,157	$13,921	$14,397	$14,874
Interest capitalized	127	62	856	--	835
Amortized debt issuance costs	263	249	209	253	149
Estimate of interest within rental expense	3,882	2,477	1,568	1,517	895

Total Fixed Charges	$18,235	$17,945	$16,554	$16,167	$16,753

Ratio of Earnings to Fixed Charges (unaudited)	2.52	2.90	3.66	3.15	2.89